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United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2002

PDVSA FINANCE LTD.
(Exact Name of Registrant as Specified in its Charter)

Caledonian Bank & Trust Ltd.
Caledonian House, P.O. Box 1043
George Town, Grand Cayman

Cayman Islands
(Address of Principal Executive Offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒    Form 40-F ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐    No ☒

INCORPORATION BY REFERENCE

        This report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of PDVSA Finance, Ltd. and Petróleos de Venezuela, S.A. (File No. 333-65454) as amended, first filed with the U.S. Securities and Exchange Commission on July 19, 2001.

TABLE OF CONTENTS

Receivables Report For the Nine-month Period Ended September 30, 2002	A-1
Profile of PDVSA Petróleo's Crude Oil Sales to Designated Customers for the Nine-month Period Ended September 30, 2002	B-1
Profile of PDVSA Petróleo's Refined Petroleum Products Sales to Designated Customers for the Nine-month Period Ended September 30, 2002	B-2
Operating and Financial Review and Prospects	C-1
Index to Financial Statements	F-1

DEFINED TERMS

        Some of the terms used in this document and not otherwise defined herein shall have the specific meanings ascribed to them in the Receivables Purchase Agreement, dated as of April 27, 1998, among PDVSA Finance Ltd., PDVSA Petróleo, S.A. and Petróleos de Venezuela, S.A (the "Receivables Purchase Agreement"). These terms include "receivable," "eligible customer," "designated customer," "eligible receivable" and "purchased receivable." References to "oil" and "product," as applied to oil and petroleum products of Petróleos de Venezuela, S.A. are also defined in the Receivables Purchase Agreement.

        The Receivables Purchase Agreement was filed with the U.S. Securities and Exchange Commission on November 27, 1998, as Exhibit 10.1 to the Registration Statement on Form F-4 of PDVSA Finance Ltd. and Petróleos de Venezuela, S.A (Commission File No. 333-9678) (the "1998 Registration Statement").

        As used in this report, references to "dollars" or "$" are to the lawful currency of the United States. When used in this report, the terms "we," "our"," us" and "PDVSA Finance," refer to PDVSA Finance Ltd, the term "Petróleos de Venezuela" refers to Petróleos de Venezuela, S.A., the term "PDVSA Petróleo" refers to PDVSA Petróleo, S.A. and its predecessor, and the term "PDVSA" refers to Petróleos de Venezuela and its consolidated subsidiaries.

GENERAL INFORMATION

        As sales to designated customers by PDVSA Petróleo fluctuate over time, the information herein is not necessarily indicative of future sales.

i

FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

        This report on Form 6-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Specifically, certain statements under the caption "Operating and Financial Review and Prospects" are forward-looking statements. Such statements are subject to certain risks and uncertainties, such as changes in import controls or import duties, levies or taxes in international markets and changes in prices or demand for products produced by PDVSA Petróleo or its subsidiaries or affiliates in international markets as a result of competitive, economic and other factors. Although we believe that the expectations reflected by such forward-looking statements are reasonable based on information currently available to us, we cannot assure you that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements.

ii

PDVSA FINANCE LTD.

Receivables Report
For the Three-month and Nine-month Periods Ended September 30, 2002

        All information provided herein is for the three- and nine-month reporting periods set forth below.

		Three-month Period ended Sept 30, 2002	Nine-month Period ended Sept 30, 2002
A.	Total funds transferred by PDVSA Finance to PDVSA Petróleo for the purchase of eligible receivables of designated customers pursuant to the Receivables Purchase Agreement	$2,657,167,735	$6,317,186,435
B.	Total amount of receivables generated by PDVSA Petróleo*	$3,367,877,604	$7,301,176,524
C.	Total amount of receivables sold (delivered) by PDVSA Petróleo to PDVSA Finance pursuant to the Receivables Purchase Agreement	$3,367,740,946	$7,296,832,900
D.	Total funds collected by PDVSA Finance on account of receivables of designated customers purchased by PDVSA Finance under the Receivables Purchase Agreement	$2,916,811,681	$6,871,873,792

*
Total amount includes estimated amounts for receivables generated but for which a final invoice has not yet been delivered. A final invoice is required to be delivered no later than two days prior to any such receivable becoming due and payable.

A-1

Profile of PDVSA Petróleo's Crude Oil Sales to Designated Customers
for the Nine-month Period Ended September 30, 2002

        The following table provides a breakdown of the composition of PDVSA Petróleo's export sales of crude oil for the nine-month period ended September 30, 2002 to customers that qualify as designated customers on the date of each such sale, identifying aggregate sales to affiliated customers and third parties and indicating the percentage of (1) total sales of medium and heavy crude oil to designated customers compared to the total sales of medium and heavy crude oil to U.S. and Canadian eligible customers and (2) total sales of crude oil to designated customers compared to the total sales of crude oil to U.S. and Canadian eligible customers.

	Light		Medium/Heavy		Total		Medium and Heavy to Designated Customers/Total Medium and Heavy to U.S. and Canadian Eligible Customers(1)	Total Crude Oil to Designated Customers/Total Crude Oil to U.S. and Canadian Eligible Customers(1)
	(MBPD)	($in thousands)	(MBPD)	($in thousands)	(MBPD)	($in thousands)	(%)	(%)
Affiliated Customers(2)
CITGO(3)	22.5	$136,909	286.3	$1,517,958	308.8	$1,654,867	34	24
LYONDELL-CITGO	0.0	0	208.9	873,492	208.9	873,492	24	16
Hovensa	168.9	1,123,965	33.8	202,921	202.7	1,326,886	4	16

Subtotal Affiliated Customers	191.4	1,260,874	529.0	2,594,371	720.4	3,855,245	62	57
Third parties (4)	177.8	1,163,841	319.7	1,784,560	497.5	2,948,401	37	39

Total	369.2	$2,424,715	848.7	$4,378,931	1,217.9	$6,803,646	99	96

(1)
Measured on the basis of volume. "MBPD" means thousands of barrels per day.

(2)
Includes short-term sales and sales made pursuant to long-term supply agreements.

(3)
Includes CITGO Petroleum Corporation, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company, CITGO International Supply Co and PDV Midwest which was transferred by PDV America to CITGO as a capital contribution on January 1, 2002.

(4)
Includes sales to Morgan Stanley Capital Group, Inc. (a designated customer from June 19, 2002) for the nine-months ended September 30, 2002.

B-1

Profile of PDVSA Petróleo's Refined Petroleum Products Sales to Designated Customers
for the Nine-month Period Ended September 30, 2002

        The following table provides information regarding PDVSA Petróleo's export sales of refined petroleum products for the nine-month period ended September 30, 2002 to customers that qualify as designated customers on the date of each such sale, identifying aggregate sales to affiliated customers and third parties and indicating the percentage of total sales of refined petroleum products to designated customers compared to the total sales of refined petroleum products to U.S. and Canadian eligible customers.

	Volume	Sales	Total Refined Petroleum Products to Designated Customers/Total Refined Petroleum Products to U.S. and Canadian Eligible Customers (1)
	(MBPD)	($ in thousands)	(%)
Affiliated Customers (2)
CITGO (3)	60.2	$469,920	30
LYONDELL-CITGO	6.6	45,288	3
HOVENSA	9.1	68,946	5

Subtotal Affiliated Customers	75.9	584,154	38
Third Parties (4)	52.0	364,665	26

Total	127.9	$948,819	64

(1)
Measured on the basis of volume. "MBPD" means thousands of barrels per day.

(2)
Includes short-term sales and sales made pursuant to long-term supply agreements.

(3)
Includes CITGO Petroleum Corporation, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company, CITGO International Supply Co and PDV Midwest which was transferred by PDV America to CITGO as a capital contribution on January 1, 2002.

(4)
Includes sales to Morgan Stanley Capital Group, Inc. (a designated customer from June 19, 2002) for the nine-months ended September 30, 2002.

B-2

Operating and Financial Review and Prospects

Basis of presentation

        The following discussion should be read in conjunction with our financial statements included herein. Our financial statements are prepared and presented in accordance with IAS. Although there are a number of significant differences between IAS and U.S. GAAP, as of and for the nine-month periods ended September 30, 2002 and 2001, the application of U.S. GAAP would not have produced material differences with respect to our shareholder's equity and net income, except for the recording of the transition adjustment resulting from adopting IAS 39, which differs from the accounting treatment under SFAS No. 133. See note 2(i) to our financial statements.

Overview

        PDVSA Finance was established by Petróleos de Venezuela on March 18, 1998 as a wholly owned subsidiary. We are the principal vehicle for corporate financing of Petróleos de Venezuela and its consolidated subsidiaries. We raise capital by issuing unsecured debt. Our business is limited to issuing unsecured debt and using the net proceeds of our borrowings to purchase eligible receivables of designated customers from PDVSA Petróleo under the Receivables Purchase Agreement. We entered into the Receivables Purchase Agreement on April 27, 1998 and we began operating shortly thereafter.

        Our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness is primarily dependent on the ability of Petróleos de Venezuela, operating through PDVSA Petróleo, to generate sufficient eligible receivables of designated customers for our purchase. This is in turn dependent upon the demand for PDVSA Petróleo's crude oil and refined petroleum products from foreign customers that qualify as designated customers under the Receivables Purchase Agreement, as well as upon the ability of PDVSA Petróleo to maintain levels of production sufficient to generate these receivables, including the need to add reserves and make continuing capital investments in production facilities as existing resources are depleted and existing facilities become obsolete.

        At the end of February 2002, PDVSA personnel initiated labor actions against political decisions of the Venezuelan government relating to PDVSA matters. These protests resulted in a brief period of disruption in production at certain PDVSA refineries and shipping terminals in Venezuela. Although operations returned to normal, a prolonged labor action could have a material adverse effect on the generation of eligible receivables by PDVSA Petróleo. We have no control over the occurrence of such developments and cannot assure that similar events will not occur in the future.

        Our ability to make payments on our indebtedness also depends directly on the timely payment of purchased receivables by designated customers. A material adverse change in the business or financial condition of a designated customer could adversely affect the customer's ability to make timely payments on receivables purchased by PDVSA Finance under the Receivables Purchase Agreement. The impact of a material adverse change in the business or financial condition of a designated customer may vary with the amount of purchased receivables owing from such designated customer. The amount of purchased receivables owing from any given designated customer is not subject to a concentration limit, nor is there any concentration limit on the amount of purchased receivables owing from affiliates of PDVSA, whether individually or in the aggregate. There can be no assurance that one or more of the designated customers will not suffer material adverse changes in their respective businesses that negatively affect their abilities to make timely payment on the purchased receivables. Furthermore, to the extent that we have paid for future eligible receivables of designated customers which PDVSA Petróleo has not yet generated, we are exposed to PDVSA Petróleo's generation risk and to risks PDVSA faces (as guarantor of PDVSA Petróleo's obligations under the Receivables Purchase Agreement). See note 5 to our financial statements.

        The market for crude oil and refined petroleum products is subject to price volatility. Our business and financial condition depend to a large degree on the international prices for crude oil and refined petroleum products. PDVSA Petróleo's crude oil exports to the United States are generally composed of heavy sour crude oil (oil of less than 30API gravity), which has a smaller and more concentrated market, and is more exposed to volatility than the overall market for crude oil.

Taxation

        The Cayman Islands currently impose no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. On May 5, 1998, we received an Undertaking as to Tax Concessions pursuant to the Tax Concessions Law (1995 Revision) which provides that, for a period of 20 years from the date of issue of the undertaking, no law enacted in the Cayman Islands imposing any taxes or duty to be levied on income or capital assets, gains or appreciation will apply to any of our income or property. The only government charge payable by us in the Cayman Islands is an annual charge of $2,400 calculated based on the nominal amount of our authorized share capital. Stamp duty will be payable on any documents that are executed in or brought to the Cayman Islands.

        We conduct our operations in the Cayman Islands and, according to the advice of our Venezuelan special tax counsel, we will not be subject to taxation in Venezuela other than with respect to income generated as a result of the purchase of receivables at a discount from PDVSA Petróleo under the Receivables Purchase Agreement, to the extent such income originated from Venezuela. Under Venezuelan tax law, if we are considered an "offshore financial institution not domiciled in Venezuela," or a "qualified financial institution," any income originating from Venezuela that we receive by purchasing receivables at a discount under the Receivables Purchase Agreement would be subject to income tax at the rate of 4.95%. No Venezuelan tax, administrative or judicial authority has yet addressed whether a special purpose vehicle like PDVSA Finance qualifies as a qualified financial institution, and we have received no ruling or opinion from the Venezuelan tax authorities on this issue. As recently amended, the Venezuelan income tax law indicates that any entity that has been qualified as a financial institution by the competent authorities of its country of establishment constitutes a qualified financial institution for Venezuelan income tax purposes. Based solely on the interpretation of the relevant Venezuelan statutes, our special Venezuelan tax counsel has advised us that given the nature of our operations we should continue to be considered a qualified financial institution.

Results of Operations—September 30, 2002 compared to September 30, 2001

Revenues

        Our revenues are primarily composed of discounts on purchased accounts receivable from designated customers. Our revenues also include other income attributable to earnings on amounts invested in temporary cash investments during the period, including on amounts held overnight in the collection account pursuant to the Receivables Purchase Agreement and amounts earned through the liquidity facility that was established pursuant to the Fiscal Agency Agreement, dated as of May 14, 1998 among PDVSA Finance, JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as fiscal agent, and J.P. Morgan Bank Luxembourg S.A. (formerly known as The Chase Manhattan Bank, Luxembourg, S.A.), as paying agent, which was filed with the U.S. Securities and Exchange Commission as Exhibit 4.1 to the 1998 Registration Statement.

        The following table sets forth the amount of revenues and the source of revenues earned during the periods indicated.

	Nine-month period ended September 30,
	2002	2001
	($ in thousands)
Discounts on future purchased eligible receivables	$32,244	$39,667
Discounts on current purchased eligible receivables	259,255	221,775
Other income	2,626	3,582

Total revenues	$294,125	$265,024

        Purchased accounts receivable from designated customers include future eligible receivables (i.e., accounts receivable which we have paid pursuant to the Receivables Purchase Agreement but which have not yet been generated by PDVSA Petróleo, in each case, as of the date of the corresponding balance sheet) as well as current eligible receivables (i.e., accounts receivable which we have paid for and which have been generated by PDVSA Petróleo as of the date of the corresponding balance sheet).

        The increase in discounts on future purchased eligible receivables for the nine-month period ended September 30, 2002 compared with discounts for the nine-month period ended September 30, 2001 was mainly due to an increase in the weighted average interest rate on our outstanding debt as a result of the issuance of $500 million notes on November 2001, which raised the weighted average interest rate from 7.76% to 7.89% at September 2001 and 2002, respectively.

        Due to the nature of our business, our sources of revenue are unlikely to change in the future.

        Revenue from the discount on purchased accounts receivable is recorded as income when earned as follows:

  •
  Discounts on future purchased accounts receivable are determined by applying the relevant discount rate to the average daily balance of the future eligible receivables, as and when generated.

  •
  Discounts on current purchased accounts receivable are determined by applying the relevant discount rate to the invoice amount of the receivable based on the number of days from generation until the current eligible receivable becomes due and payable by the designated customer.

        The discount relating to the period from generation until the current eligible receivable becomes due and payable by the designated customer is recorded as income when earned during this period using the interest method. Any unearned discount at the financial statements date is recorded as deferred income.

        The total amount of the discount on each purchased eligible receivable (i.e., the total revenue generated by each purchased eligible receivable) is determined by discounting the invoice amount of the eligible receivable for the period from the date on which the purchase price for the eligible receivable was paid to PDVSA Petróleo to the day on which the purchased eligible receivable is due from the designated customer. The discount rate is equal in each case to the weighted average of the yield of our outstanding indebtedness on the day the price for the eligible receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses, including taxes, incurred by us in connection with the issuance of debt and the purchase of eligible receivables), plus 50 basis points. The discount rates applied to the purchase of eligible receivables as of September 30, 2002 and 2001 were 8.49% and 8.38%, respectively. The discount rates applicable to eligible receivables purchased after September 30, 2002 are determined based on the weighted average yield of our outstanding indebtedness at the time that we pay to PDVSA Petróleo the purchase price for a given eligible receivable, plus 50 basis points.

        Eligible receivables of designated customers are purchased in the order in which they are first generated, and the amount of generated eligible receivables owing from any designated customer, including affiliates of PDVSA, is not subject to any concentration limit and is entirely dependent on the volumes of oil and product purchased by these designated customers from PDVSA Petróleo during the preceding 30 days and the price charged by PDVSA Petróleo for each such sale. Accordingly, the amount of revenues derived from discounts on purchased receivables paid by any designated customer or any group of designated customers, including affiliates of PDVSA, and the percentage of total sales to designated customers represented by sales to any customer or group of customers, are subject to continuous change. There are no delinquent receivables, and the Company incurred no write-offs during the nine-month period ended September 30, 2002 and 2001.

  Interest Expense

        Interest expense, which consists of interest paid and accrued on our outstanding indebtedness, increased from $186.0 million for the nine-month period ended September 30, 2001 to $210.3 million for the nine-month period ended September 30, 2002 due to the increase in our outstanding long-term debt of $3,132 million and $3,423 million at September 30, 2001 and September 30, 2002, respectively.

  Foreign Exchange

        During 1999 we undertook Euro debt amounting to Euro 200 million and recorded unrealized and realized exchange losses during the nine-month period ended September 30, 2002 of $16.5 million, and unrealized exchange gains of $7.5 million for the nine-month period ended September 30, 2001, in each case, resulting from the fluctuation of the Euro relative to the U.S. dollar and the fluctuation of the Bolivar relative to the U.S. dollar on income tax payable attributable to the purchase of accounts receivable from PDVSA Petróleo.

        Commencing January 1, 2001, upon adopting IAS 39, our cross-currency swap agreement is being accounted for as a speculative financial instrument. As a result, our financial results were affected by the volatility caused by marking the contract to market and recording such results in our income statement. During the nine-month periods ended September 30, 2002 and 2001, we reported a gain of $19.1 million and a loss of $7.5 million, respectively, resulting from the change in fair value of the cross-currency swap.

  General and Administrative Expenses

        Our general and administrative expenses include primarily expenses incurred in connection with services rendered to us by Petróleos de Venezuela and certain of its subsidiaries. Eligible receivables purchased by us under the Receivables Purchase Agreement are serviced, managed, administered and collected by PDVSA Petróleo acting as servicer pursuant to the Servicing and Collection Agency Agreement, dated as of April 27, 1998 among PDVSA Finance, PDVSA Petróleo, Petróleos de Venezuela and Citibank, N.A., filed with the U.S. Securities and Exchange Commission as Exhibit 10.2 to the 1998 Registration Statement.

        General and administrative expenses amounted to $5.8 million and $7.5 million for the nine-month periods ended September 30, 2002 and 2001, respectively, attributable primarily to the fee paid to the servicer amounting to $5.5 million in 2002 (based on collections of $6,872 million for that period) and $6.8 million in 2001 (based on collections of $8,522 million for that period).

  Income Tax

        As a foreign qualified financial institution, we are subject to income tax in Venezuela with respect to our income of Venezuelan origin. Such income tax, which corresponds to amounts payable by us on our income of Venezuelan origin attributable to the purchase of accounts receivable from PDVSA Petróleo at a discount, amounted to $14.4 million and $12.9 million for the nine-month periods ended September 30, 2002 and 2001, respectively. Under the Receivables Purchase Agreement, PDVSA Petróleo must indemnify us and hold us harmless against any tax payable by us in connection with the transactions contemplated in the Receivables Purchase Agreement and transfer to us, whether in cash or as additional receivables, additional amounts sufficient to offset any withholding or deduction made on account of any taxes.

Liquidity and Capital Resources

        We incurred no additional indebtedness and received no capital contributions from January 1, 2002 through September 30, 2002. For this period, collections on accounts receivable (net of discount collected) totaled $6,648 million, and this amount was used primarily to purchase accounts receivable under the Receivables Purchase Agreement. In our opinion, our working capital is sufficient for our present requirements.

        In 2001, PDVSA Finance and Petróleos de Venezuela filed a shelf registration statement with the U.S. Securities and Exchange Commission for the offering from time to time of up to $1,500 million in aggregate principal amount of notes. Pursuant to this shelf registration statement, we issued $500 million aggregate principal amount of senior notes on November 16, 2001 with an interest rate of 8.50%. The notes mature on November 16, 2012.

        On January 28, 2000, we entered into a cross-currency swap agreement in respect of our Euro 200 million 6.250% notes due 2002 through 2006, issued on April 8, 1999. The agreement provides protection to us in respect of interest and principal payments from changes in the rate of exchange of the Euro relative to the U.S. dollar during the terms of these notes. The agreement contains a "knock-in" provision, which eliminates protection to us in respect of principal payments above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.2.

        Our scheduled payment of debt for the three-month period October to December 2002, and for the years 2003, 2004, 2005 and 2006 totals $87 million, $348 million, $212 million, $319 million and $135 million, respectively.

        Our sources of liquidity are our collections on purchased receivables, the proceeds of any debt issuance and additional capital contributions. Collections on purchased receivables during any given period will be determined by the volume of eligible receivables generated by PDVSA Petróleo, which in turn will be affected by volumes of oil and products exported and international oil prices. Current eligible receivables (i.e., accounts receivable which have been generated by PDVSA Petróleo), are by their payment terms, payable in full no later than sixty (60) days (or any longer period of up to 90 days that becomes the prevailing practice in the international oil business) after the date of the bill of lading with respect to the shipment to which such receivable relates. Under the Receivables Purchase Agreement, PDVSA Petróleo is not required to generate any amount of eligible receivables within any specified period. Accordingly, until future eligible receivables have been generated and thereby become current, it is not possible to determine their payment terms. However, PDVSA Petróleo is required to cause the monthly average of sales to designated customers to represent the lesser of (1) 27 million barrels of oil of less than 30API gravity and (2) 80% of its total eligible receivables generated from sales of crude oil of less than 30 API gravity. Furthermore, pursuant to the terms of the Fiscal Agency Agreement, we may not permit the debt service coverage ratio, defined in the Fiscal Agency Agreement, to be less than 4 to 1 on any date of determination.

        We use collections from accounts receivable purchased by us as well as the proceeds from our debt issuances to service or refinance our existing indebtedness, to purchase eligible receivables of designated customers in accordance with the Receivables Purchase Agreement and for general corporate purposes. We transfer funds from collections received by us in respect of purchased receivables, other than funds applied to service or refinance existing indebtedness or for other corporate purposes as permitted by the covenants set forth in our debt instruments, to PDVSA Petróleo on a daily basis to purchase additional eligible receivables of designated customers. Pursuant to the Receivables Purchase Agreement, eligible receivables of designated customers are purchased in the order they are generated (i.e., in the order that oil and other products are shipped). PDVSA Petróleo's ability to generate eligible receivables of designated customers is dependent upon international prices for oil and products and volumes of oil and products exported to designated customers.

        The period from the date on which we pay the purchase price of an eligible receivable to PDVSA Petróleo to the date on which the eligible receivable is paid by the designated customer is directly related to international prices for oil and products, volumes of oil and products exported to designated customers and the frequency of shipments. An increase in international prices for oil and products which is not offset by a decrease in the frequency of shipments and/or in the volume of oil and products sold to designated customers will reduce the period between the payment of the purchase price for the eligible receivable by us and the recovery of those funds through payments by the designated customers, since the dollar amount of eligible receivables generated in any given period will increase although volumes of oil and products purchased and the frequency of shipments remain unchanged. Similarly, a decrease in international prices for oil and products which is not offset by an increase in the frequency of shipments and/or the volume of oil and products sold to designated customers will increase the period between the payment of the purchase price for the eligible receivable by us and the recovery of those funds through payments by the designated customers, since the dollar amount of eligible receivables generated in any given period will decrease although volumes of oil and products sold to designated customers and the frequency of shipments remained unchanged.

        Additionally, a reduction in international oil prices that is not offset by an increase in the volume of oil and products exported to eligible customers or the failure of designated customers to make timely payments with respect to purchased receivables could result in a decrease in the level of collections and, as a result, affect our liquidity.

PDVSA FINANCE LTD.

Index to Financial Statements

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela S.A.)

Balance Sheets

(Expressed in thousands of U.S. dollars)

	September 30, 2002	December 31, 2001
	(Unaudited)
Assets
Current assets
Cash and cash equivalents (Note 2e)	100,000	35,006
Liquidity account (Note 3)	159,443	96,124
Current purchased accounts receivable (includes 639,661 due from affiliates at September 30, 2002 and 365,806 at December 31, 2001, respectively) (Note 4)	1,156,704	588,170
Rights to future (ungenerated) purchased accounts receivable (Note 4)	2,907,552	3,737,332

Total assets	4,323,699	4,456,632

Liabilities and Shareholder's Equity
Current liabilities
Current portion of long-term debt	348,140	282,308
Accrued interest payable	34,731	35,584
Deferred income	4,134	2,223
Accruals and accounts payable	991	1,278
Current income tax payable (Note 8)	15,254	15,762
Deferred income tax (Note 8)	3,359	4,184

Total current liabilities	406,609	341,339
Long-term liabilities
Long-term debt (Note 6)	3,074,730	3,320,092
Cross-currency swap (Note 5)	18,440	37,580

Total long-term liabilities	3,093,170	3,357,672

Total liabilities	3,499,779	3,699,011

Shareholder's equity (Note 9)
Capital stock	200,000	200,000
Additional paid-in capital	300,000	300,000
Retained earnings	323,920	257,621

Total shareholder's equity	823,920	757,621

Total liabilities and shareholder's equity	4,323,699	4,456,632

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela S.A.)

Statements of Income

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Nine-month period ended
	September 30, 2002	September 30, 2001
Revenues
Income from discount of purchased accounts receivable (Note 2b)	291,499	261,442
Other income	2,626	3,582

Total revenues	294,125	265,024
Interest expense (Note 6)	(210,272)	(185,970)
Gain/(loss) on foreign exchange (Note 2f)	(16,479)	7,457
Gain/(loss) on cross-currency swap (Note 5)	19,140	(7,530)
General and administrative expenses (Note 7)	(5,786)	(7,505)

Income before income tax	80,728	71,475
Income tax expense (Note 8)	(14,429)	(12,941)

Net income	66,299	58,534

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela S.A.)

Statement of Changes in Shareholder's Equity

(Expressed in thousands of U.S. dollars)

	Capital stock	Additional paid-in capital	Retained earnings	Total
Balances at December 31, 2001	200,000	300,000	257,621	757,621
Net income (unaudited)	—	—	66,299	66,299

Balances at September 30, 2002 (unaudited)	200,000	300,000	323,920	823,920

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela S.A.)

Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Nine-month period ended
	September 30, 2002	September 30, 2001
Cash Flows from Operating Activities
Net income	66,299	58,534
Items not requiring cash
Deferred income tax	(825)	592
(Gain)/loss on unrealized foreign exchange	16,637	(7,456)
(Gain)/loss on cross-currency swap	(19,140)	7,530
Changes in assets and liabilities
Uncollected discount on purchased accounts receivable	(67,866)	(60,536)
Accrued interest payable	(854)	(863)
Accruals and accounts payable	(286)	(2,895)
Current income tax payable	(508)	(5,549)

Net cash used in operating activities	(6,543)	(10,643)

Cash Flows from Investing Activities
Liquidity account	(61,595)	(2,708)
Collections of accounts receivable, net of discounts collected	6,648,241	8,321,315
Purchases of accounts receivable	(6,317,218)	(8,233,564)

Net cash provided by investing activities	269,428	85,043

Cash Flows from Financing Activities
Repayment of debt	(197,891)	(74,400)

Net cash used in financing activities	(197,891)	(74,400)

Cash and Cash Equivalents
Net change for the period	64,994	—
At beginning of the period	35,006	—

At end of the period	100,000	—

Supplemental Disclosure
Interest paid	211,304	186,758
Income tax paid	12,799	18,669

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela S.A.)

Notes to the Financial Statements

Note 1—Incorporation and Operations

        PDVSA Finance Ltd. (the "Company") was incorporated on March 18, 1998, under the laws of the Cayman Islands, and is a wholly owned subsidiary of Petróleos de Venezuela S.A. ("PDVSA"), the national oil company of the Bolivarian Republic of Venezuela.

        The main objective of the Company is to raise capital through selected financing activities outside the Cayman Islands. The Company's business is limited to the issuance of unsecured debt and the acquisition from PDVSA Petróleo, S.A. (together with its predecessor, "PDVSA Petróleo"), a wholly owned subsidiary of PDVSA, of certain accounts receivable under the Receivables Purchase Agreement (the "RPA"), dated April 27, 1998, among the Company, PDVSA and PDVSA Petróleo.

        Pursuant to the terms of the RPA, the Company has the right to purchase from PDVSA Petróleo certain current and future accounts receivable ("Eligible Receivables") generated or to be generated from the export from Venezuela of crude oil and refined petroleum products to certain designated customers ("Designated Customers"). Any Eligible Receivable (including future Eligible Receivables) that is not due and payable when purchased (at the time the purchase price is paid) will be purchased at a discount. The amount of the discount will be determined for each purchased Eligible Receivable by discounting the invoice amount of such Eligible Receivable by a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the price for such Eligible Receivable is paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by the Company in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points for the period from the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo to the day on which the purchased Eligible Receivable is due from the Designated Customer. PDVSA will guarantee the performance of PDVSA Petróleo's obligations under the RPA but not payment of any Eligible Receivable purchased by the Company.

        All proceeds received or to be received by the Company from Designated Customers or from any issuance of unsecured debt, including amounts contributed as capital, have been or will be used to purchase current or future Eligible Receivables of Designated Customers from PDVSA Petróleo, to service or refinance its existing indebtedness, for general corporate purposes or to pay dividends.

Note 2—Significant Accounting Policies

        The following is a summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements:

a)    Basis of Presentation

        The financial statements have been prepared in accordance with the International Accounting Standards ("IAS") adopted by the International Accounting Standards Board ("IASB"), and interpretations issued by the Standing Interpretations Committee of the IASB. The interim financial statements have been prepared in accordance with and comply with IAS 34 "Interim Financial Reporting."

        The financial statements are presented in U.S. dollars and are prepared on a historical cost basis, using amounts which approximate fair value in the case of cash and cash equivalents, the liquidity account, current purchased accounts receivable and rights to future purchased accounts receivable. Accounting policies, except for the change in accounting policy (refer note 2 (h)), are consistent with those used in the previous period.

b)    Revenue Recognition

        Revenue from the discount on purchased accounts receivable is recorded as income when earned as described below:

  (i)
  Discounts on future (ungenerated) purchased accounts receivable, Eligible Receivables of Designated Customers that have not yet been generated by PDVSA Petróleo, are determined by applying the relevant discount rate to the average daily balance of future Eligible Receivables. Such discounts are recorded as income from discount on purchased accounts receivable and future Eligible Receivables.

  (ii)
  Discounts on current purchased accounts receivable, Eligible Receivables of Designated Customers that have been generated by PDVSA Petróleo, are determined by applying the relevant discount rate to the invoice amount of the generated Eligible Receivable based on the number of days from generation until such current Eligible Receivable becomes due and payable from the Designated Customer. The discount relating to the period from generation until such current Eligible Receivable becomes due and payable from the Designated Customer is recorded as income when earned during this period, using the interest method. Any unearned discount at the date of the financial statements is recorded as deferred income.

  (iii)
  The total amount of the discount on each purchased Eligible Receivable (i.e. the total revenue generated by each purchased Eligible Receivable) is determined by discounting the invoice amount of such Eligible Receivable for the period from the day on which the purchased Eligible Receivable is due from the Designated Customer to the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo. The discount rate is equal in each case to the weighted average of the yield of PDVSA Finance's outstanding indebtedness on the day the price for such Eligible Receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by PDVSA Finance in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points. At September 30, 2002 and December 31, 2001 the discount rate was 8.49% and 8.46%, respectively.

c)    Deferred Income Tax

        The Company defers income tax related to revenue earned but which has not been collected.

d)    Use of Estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

e)    Cash Flows

        For purposes of the statement of cash flows, the Company considers as cash equivalents all deposits and other cash placements available with original maturities of less than three months.

f)    Foreign Currency Transactions

        Transactions in foreign currency are recorded in dollars at the rate of exchange at the date of the transaction. All assets and liabilities denominated in foreign currencies are translated into dollars at the period-end rates of exchange. Gains or losses from translation of assets and liabilities denominated in foreign currencies are included in the statement of income.

g)    Segment Reporting

        The Company operates in one reportable segment of acquiring accounts receivable, which are subject to similar risks and rewards.

h)    Adoption of New Accounting Principle—IAS 39

        The Company adopted IAS 39: "Financial Instruments: Recognition and Measurement" effective January 1, 2001. IAS 39 requires that all derivative financial instruments be recorded at fair value on the balance sheet, as either assets or liabilities, with an offset either to shareholder's equity or income depending on the classification of the derivative.

        The Company decided not to adopt hedge accounting and effective January 1, 2001, the derivative financial instrument was recognized in the balance sheet at its fair value, and subsequent changes in its fair value are recorded in the statement of income. As a result of adopting this new accounting principle, the Company recorded a cumulative effect type adjustment of US$(18,310) thousand, reducing the balance of retained earnings as of January 1, 2001 (see note 5).

i)    Reconciliation to Accounting Principles Generally Accepted in the United States (U.S. GAAP)

        The Company's financial statements are prepared in accordance with International Accounting Standards ("IAS"). As of September 30, 2002 and December 31, 2001 and for the nine-month periods ended September 30, 2002 and 2001 there are no material differences between U.S. GAAP and IAS affecting the financial statements, except for the recording of the transition adjustment resulting from adopting IAS 39, which differs from the accounting treatment under U.S. GAAP. The reconciliation of reported net income to net income reported under U.S. GAAP for the nine-month period ended September 30, 2001 is as follows:

Nine-month period ended September 30, 2001
(Unaudited) (Expressed in thousands)
Net income, as reported	$58,534
Cumulative effect of adopting new accounting principle for accounting for derivative financial instruments	(18,310)

Net income as reported in accordance with U.S. GAAP	$40,224

        The adoption had no effect on the balance sheet nor on cash flows from operating activities    (see note 5).

j)    Reclassifications

        Certain reclassifications in the financial statements from the previous year have been made for comparative purposes with the 2002 classifications.

Note 3—Liquidity Account

        Under the Fiscal and Paying Agency Agreement (the "Fiscal Agency Agreement"), dated May 14, 1998, among the Company, JPMorgan Chase Bank, as Fiscal Agent, J.P. Morgan Bank Luxembourg S.A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the "Liquidity Account." Under the terms of the Company's indebtedness, the cash balance and permitted investments standing to the credit of such account at any time shall be at least equal to the sum of the amount of the first payment of scheduled debt service in respect of each and every debt instrument outstanding, provided that if there is more than one payment of debt service scheduled on any given debt instrument within the 30 days immediately succeeding the date of determination, cash and permitted investments equal to the sum of all such amounts scheduled to become due on such debt instrument within such period shall stand to the credit of such account. At September 30, 2002 and December 31, 2001, the balance in the Liquidity Account represents cash and time deposits that are permitted investments standing to the credit of such account, including interest earned on such amounts.

Note 4—Current and Future Purchased Accounts Receivable

        Under the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo. Rights to future (ungenerated) purchased accounts receivable represent the purchase price paid to PDVSA Petróleo for such receivables plus accrued discounts and debt offering costs. Other than in limited circumstances, the Company has no recourse to or claim against PDVSA Petróleo for funds advanced towards payment of Eligible Receivables. PDVSA Petróleo satisfies its obligations under the RPA by delivering Eligible Receivables of Designated Customers to the Company in the order in which they are first generated by PDVSA Petróleo, without regard to any concentration limit by Designated Customers.

Note 5—Financial Instruments

        The Company is exposed to concentrations of credit risk primarily as a result of holding current and future purchased accounts receivable and cash equivalents. The Company's cash equivalents are high-quality securities currently placed with two financial institutions. Current purchased receivables are dispersed among a broad Designated Customer base primarily in the United States and Canada, and future purchased accounts receivable (to be delivered by PDVSA Petróleo upon generation) represent amounts paid to PDVSA Petróleo on account of future accounts receivable. Amounts paid on account of future (ungenerated) Eligible Receivables of Designated Customers (to be generated by PDVSA Petróleo after receipt of the purchase price) constitute purchases of future (ungenerated) accounts receivable which are satisfied only upon the generation of Eligible Receivables of Designated Customers by PDVSA Petróleo, which without further action are transferred to, and become the property of, the Company. Under certain circumstances, upon PDVSA Petróleo's failure to perform certain of its covenants under the RPA the Company may choose to require PDVSA Petróleo to repurchase all or any of the outstanding accounts receivable (whether current or future). PDVSA Petróleo's performance of its obligations under the RPA is guaranteed by PDVSA. Accordingly, the Company is exposed to PDVSA Petróleo's generation risk, namely its ability to generate the appropriate volume of accounts receivable of Designated Customers. This is, in turn, dependent on numerous factors, including the price of Venezuelan crude oil and refined products and the demand for and production of Venezuelan crude oil and refined products and PDVSA's credit risk, insofar as the Company, under certain circumstances, may seek to resell purchased receivables to PDVSA Petróleo. Under the terms of the RPA, absent a failure by PDVSA Petróleo to comply with its covenants, the Company has no recourse against PDVSA Petróleo in the event that a current purchased receivable that was properly generated and meets the eligibility criteria set forth in the RPA, becomes uncollectible. There are no delinquent receivables, and the Company incurred no write-offs, during the nine-month periods ended September 30, 2002 and 2001. At September 30, 2002 and December 31, 2001, the Company did not consider it necessary to establish or maintain any allowance for potentially uncollectible receivables.

        On January 28, 2000, the Company entered into a cross-currency swap agreement in respect of its Euro 200 million 6.250% notes due 2002 through 2006, issued on April 8, 1999. The agreement provides protection to the Company in respect of interest and principal payments from a possible appreciation of the Euro relative to the U.S. dollar during the terms of the notes. The agreement contains a knock-in provision, which eliminates protection to the Company, in respect of principal payments, above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.2.

        The cross-currency swap has been recorded at its fair value at September 30, 2002. The cross-currency swap does not qualify for hedge accounting treatment under IAS 39 or SFAS No. 133, as amended. As a result the Company does not account for this derivative as a hedge contract and changes in the fair value of this derivative subsequent to January 1, 2001 are recorded in the statement of income. On January 1, 2001, the fair value of the cross-currency swap was US$ (27,379) thousand and under IAS 39: "Financial Instruments: Recognition and Measurement" the Company recorded an adjustment of US$(18,310) thousand, reducing the balance of retained earnings at January, 1, 2001, reflecting the change resulting from adopting a new accounting principle. Under SFAS 133, the company would record an expense of US$ 18,310 thousand in the statement of income, reflecting the change of adopting a new accounting principle. The fair value of the cross-currency swap at September 30, 2002 is $(18,440) thousand and the resulting change in the fair value for the nine-month period then ended amounted to an unrealized gain of $19,140 thousand, which is recorded in the statement of income. Fair values of the cross-currency swap where obtained from broker quotes.

Note 6—Long-Term Debt

        Long-term debt at September 30, 2002 and December 31, 2001 is summarized as follows:

	September 30, 2002	December 31, 2001
	(Unaudited)
	(Expressed in thousands)
6.450% Notes due 2002 through 2004	$300,000	$400,000
6.650% Notes due 2004 through 2006	300,000	300,000
6.800% Notes due 2007 through 2008	300,000	300,000
7.400% Notes due 2014 through 2016	400,000	400,000
7.500% Notes due 2027 through 2028	400,000	400,000
8.558% Notes due 2009 through 2013	260,000	260,000
8.750% Notes due 2000 through 2004	152,000	226,400
9.375% Notes due 2004 through 2007	250,000	250,000
9.750% Notes due 2008 through 2010	250,000	250,000
9.950% Notes due 2018 through 2020	100,000	100,000
6.250% Euro denominated Notes due 2002 through 2006	172,870	178,000
10.395% Notes due 2012 through 2014	38,000	38,000
8.500% Notes due 2010 through 2012	500,000	500,000

	$3,422,870	$3,602,400
Less current portion of long-term debt	(348,140)	(282,308)

Total long-term debt	$3,074,730	$3,320,092

        On May 14, 1998, the Company issued $1,800 million of unsecured notes, with interest rates ranging from 6.45% to 7.50% and due dates ranging from 2002 to 2028. Interest is payable quarterly for each series of such notes.

        On November 10, 1998, the Company incurred $260 million of indebtedness through the issuance of its 8.558% fixed rate notes, payable in 20 equal quarterly installments of $13 million, commencing February 2009. Interest is payable in arrears. The fixed rate notes are redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The notes were purchased at par value by PDV America, Inc. ("PDV America"), an indirect wholly owned subsidiary of PDVSA.

        On April 8, 1999, the Company issued $1,000 million of unsecured notes, with interest rates ranging from 8.750% to 9.950% and due dates ranging from 2000 to 2020, and Euro 200 million ($173 million at September 30, 2002) of unsecured notes with an interest rate of 6.250% due 2002 through 2006.

        The $1,000 million notes issued on April 8, 1999 were exempt from, or were issued in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. On March 15, 2000, the Company exchanged $1,000 million aggregate principal amount of the new notes for an equal aggregate principal amount, respectively, of old notes. The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes, because they have been registered under the Securities Act, are not subject to transfer restrictions and will, therefore, not bear legends restricting their transfer. In addition, none of the new notes are entitled to the contingent increase in the interest rate and other rights provided by the registration rights agreement.

        On July 2, 1999, the Company incurred $38 million of additional indebtedness through the issuance of a 10.395% fixed rate note to PDV America, payable in eight equal quarterly installments of $4.75 million, commencing August 2012. Interest is payable in arrears. The fixed rate note is redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The note was purchased at par value by PDV America.

        On November 16, 2001, the Company issued US$500 million 8.50% unsecured notes, maturing on November 16, 2012. Interest on the notes is payable quarterly in February, May, August, and November of each year. The principal on the notes is due in quarterly installments equal to 11 1/9% of the original principal amount of the notes, beginning November 16, 2010.

        The estimated fair value of the Company's long-term debt at September 30, 2002 and December 31, 2001 was $3,042 million and $3,338 million, respectively. Fair values were based on a broker quote, which in turn were based on the secondary market.

        The Company is subject to covenants that establish, among other things, that the Company will not incur indebtedness unless at the time of such incurrence and after application of the proceeds, the total liabilities to equity ratio shall not be greater than 7 to 1 and that, as of certain dates of determination, the Company will maintain a debt service coverage ratio of at least 4 to 1, and the net proceeds will be applied to fund the Liquidity Account and to purchase additional Eligible Receivables under the RPA.

Note 7—Transactions with Shareholder and Affiliated Companies

        PDVSA and certain of its subsidiaries render services to the Company and charge the Company for such services. In connection with the issuance of the unsecured notes in November 2001, the Company incurred offering costs and underwriters discounts, including a discount at issuance, of approximately US$10 million. In accordance with the terms of the RPA, such amounts were recovered from PDVSA Petróleo, S.A.

        PDVSA Finance purchased Eligible Receivables equal to US$ 4,407 million and US$ 4,690 million from affiliated companies during the nine-month periods ended September 30, 2002 and 2001, respectively.

        Eligible Receivables purchased by the Company under the RPA are serviced, managed, administered and collected by PDVSA Petróleo acting as Servicer pursuant to the Servicing and Collection Agency Agreement, dated as of April 27, 1998, among the Company, PDVSA Petróleo (the "Servicer"), PDVSA (solely, as Investment Manager) and Citibank, N.A. (the "Servicing and Collection Agency Agreement"). During the nine-month periods ended September 30, 2002 and 2001, the Company incurred $5,497 thousand and $6,818 thousand of fees, respectively, payable to the Servicer under the Servicing and Collection Agency Agreement. In addition, during these respective periods the Company incurred $23 thousand and $9 thousand of investment management fees payable to PDVSA acting as Investment Manager pursuant to the Investment Management Agreement, dated as of April 27, 1998, between the Company and PDVSA. Such amounts are recorded under general and administrative expenses. At September 30, 2002 and December 31, 2001, the Company accrued expenses of $895 thousand and $483 thousand due to PDVSA Petróleo and PDVSA, respectively, under the terms of the Servicing and Collection Agency Agreement and the Investment Management Agreement.

Note 8—Income Taxes

        The Company is exempt from taxes under the laws of the Cayman Islands. As a foreign qualified financial institution, the Company is subject to income tax in Venezuela in an amount equivalent to 4.95% of the revenues generated as a result of the purchase of Eligible Receivables of Designated Customers at a discount under the RPA, to the extent such income is deemed to have a Venezuelan origin. Income tax expense on revenue earned from discounts on purchased Eligible Receivables (whether already generated or future) which have not been collected are deferred. The deferred income tax liability at September 30, 2002 and December 31, 2001 relates exclusively to such discounts.

        Income tax expense comprises the following:

	Nine-month period ended
	September 30, 2002	September 30, 2001
	(Unaudited) (Expressed in thousands)
Current	$15,254	$12,349
Deferred	(825)	592

	$14,429	$12,941

Note 9—Shareholder's Equity

        The authorized share capital of the Company consists of 200 million ordinary shares, $1.00 par value per share, all of which have been issued and fully paid. All outstanding shares are owned by PDVSA.

Note 10—Commitments and Contingencies

        In addition to the covenants and the events of defaults described in the RPA, there are certain risks and contingencies related to the Company. The ability of the Company to meet its obligations in respect of its indebtedness is dependent on: (1) the ability of PDVSA, operating through PDVSA Petróleo, to generate sufficient Eligible Receivables of Designated Customers, which is in turn dependent upon the existence of demand for PDVSA Petróleo's crude oil and refined petroleum products, (2) any adverse change in the business or financial condition of a Designated Customer that could affect its ability to make timely payments with respect to purchased Eligible Receivables and (3) the continuing ability of the Designated Customers to purchase crude oil and refined petroleum products from PDVSA Petróleo. Neither the Bolivarian Republic of Venezuela, PDVSA, PDVSA Petróleo nor any of PDVSA's other subsidiaries in any way guarantee payment of the purchased Eligible Receivables.

Note 11—Significant Agreements

        The following is a summary of material provisions of the RPA and the Servicing and Collection Agency Agreement:

a)    The Receivables Purchase Agreement

        Pursuant to the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo, and PDVSA Petróleo sells, without recourse (except as expressly provided therein), to the Company, all its present and future right, title and interest in, to and under Eligible Receivables of Designated Customers generated and to be generated by PDVSA Petróleo, subject in each case to the payment by the Company of the purchase price for such Receivables. Eligible Receivables are purchased in the order in which they are generated. Under the Fiscal Agency Agreement, the Company is required to apply the net proceeds of any indebtedness incurred by it to pay the purchase price for Eligible Receivables purchased under the RPA, service or refinance existing debt or for general corporate purposes (including the funding of the Liquidity Account) as permitted by the Fiscal Agency Agreement. The purchase price of Eligible Receivables is determined by discounting the face value of the purchased Eligible Receivable by the number of days between the purchase date and the day on which the purchased Eligible Receivable is due and payable according to its terms at a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the Company pays the purchase price for the Eligible Receivable to PDVSA Petróleo (as adjusted) plus 50 basis points (see Note 2(b)).

Covenants

        PDVSA Petróleo has agreed, for the benefit of the Company, to cause the monthly average amount of Eligible Receivables of Designated Customers generated by PDVSA Petróleo during any consecutive twelve-month period (except as provided below) and that are not subject to any encumbrance other than pursuant to the RPA to represent at least the lesser of (x) 27 million barrels of crude oil of less than 30° API gravity and (y) 80% of PDVSA Petróleo's total Eligible Receivables generated from sales of crude oil of less than 30° API gravity. For purposes of determining compliance with this covenant for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998, as if such customers would have been Designated Customers in each of those months.

Guarantees

        PDVSA has guaranteed the performance by PDVSA Petróleo of its obligations under the RPA.

Repurchase of Receivables

        PDVSA Petróleo shall not have any (i) right, title or interest in or to the purchased Receivables, (ii) obligation to repurchase the purchased Receivables, or (iii) right or obligation to substitute other Receivables for the purchased Receivables, except that PDVSA Petróleo may at any time elect to repurchase from the Company purchased Receivables that are Receivables that were not Eligible Receivables when transferred ("Affected Receivables"). If at any time PDVSA

Petróleo shall become aware that an Affected Receivable has become a delinquent Receivable, that a purchased Receivable has become a disputed Receivable, or shall receive notice from or on behalf of the Company that the Company ceases to have a perfected first priority ownership interest in any purchased Receivable as a result of any act or failure to act by PDVSA Petróleo, then the sale of such purchased receivable will be rescinded and the Company shall return such purchased Receivable to PDVSA Petróleo, and PDVSA Petróleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivable being returned plus rescission adjustment. Upon becoming aware of a failure by PDVSA Petróleo to comply with certain covenants under the RPA, the Company may give notice thereof to PDVSA Petróleo and upon receipt of such notice all sales of any or all purchased Receivables (other than purchased Receivables which have become delinquent Receivables) sold to the Company prior to such date with respect to which no collections have been received by the Collection Agent (as defined below), shall be rescinded and the Company will return such purchased Receivables to PDVSA Petróleo and PDVSA Petróleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivables being returned plus a rescission adjustment.

Termination

        The RPA may be terminated by the parties at any time, after 90 days after notification by the Fiscal Agent that the Company has satisfied and discharged all of its obligations under any of its indebtedness and that such indebtedness has ceased to be of further effect.

b)    The Servicing and Collection Agency Agreement

        Under the Servicing and Collection Agency Agreement, Citibank, N.A. has been appointed to act as the initial Collection Agent and PDVSA Petróleo has been appointed to act as the Servicer.

Duties of the Collection Agent

        Under the RPA, Designated Customers have been instructed to make all payments in respect of receivables owed to PDVSA Petróleo as a result of the purchase of crude oil or oil products to an account held by a Collection Agent. Each Collection Agent is required to transfer amounts corresponding to the Company's interest in each collection in respect of purchased Eligible Receivables to the Company.

Duties of the Servicer

        The Servicer has full power and authority to do all things necessary to service, manage, administer and collect any receivable of Designated Customer that has been sold by PDVSA Petróleo to the Company, including the defense of the right, title and interest of the Company (and, if applicable, PDVSA Petróleo), to the Receivables and collections in respect thereto. The Servicer shall take all commercially reasonable steps to collect, and hold any collections in respect of purchased Eligible Receivables it may receive in trust, for the benefit of the Company (and, if applicable, PDVSA Petróleo).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDVSA FINANCE LTD.

Date: November 27, 2002	By:	/s/ JULIÁN FLESZCZYNSKI
Name: Julián Fleszczynski Title: Vice-President

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INCORPORATION BY REFERENCE
TABLE OF CONTENTS
DEFINED TERMS
GENERAL INFORMATION
FACTORS AFFECTING FORWARD-LOOKING STATEMENTS
PDVSA FINANCE LTD. Receivables Report For the Three-month and Nine-month Periods Ended September 30, 2002
Profile of PDVSA Petróleo's Crude Oil Sales to Designated Customers for the Nine-month Period Ended September 30, 2002
Profile of PDVSA Petróleo's Refined Petroleum Products Sales to Designated Customers for the Nine-month Period Ended September 30, 2002
Operating and Financial Review and Prospects
PDVSA FINANCE LTD. Index to Financial Statements
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela S.A.) Balance Sheets (Expressed in thousands of U.S. dollars)
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela S.A.) Statements of Income (Unaudited) (Expressed in thousands of U.S. dollars)
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela S.A.) Statement of Changes in Shareholder's Equity (Expressed in thousands of U.S. dollars)
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela S.A.) Statements of Cash Flows (Unaudited) (Expressed in thousands of U.S. dollars)
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela S.A.) Notes to the Financial Statements
SIGNATURES